UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): **May 5, 2005**

CLECO CORPORATION
(Exact name of registrant as specified in its charter)

Louisiana	**1-15759**	**72-1445282**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2030 Donahue Ferry Road	
Pineville, Louisiana	**71360-5226**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(318) 484-7400**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

On May 5, 2005, the board of directors of Cleco Corporation (the "Company" or "Cleco") elected Michael H. Madison as the new chief executive officer and president of the Company and chief executive officer of Cleco Power LLC ("Cleco Power"), replacing David M. Eppler, who will retire from the Company and Cleco Power effective July 1, 2005. The board of directors also elected Mr. Madison as a Class I director to fill the vacancy created by Mr. Eppler's resignation as a director of the Company and appointed Mr. Madison to the executive committee of the board of directors. In addition, the board of directors elected Dilek Samil to the position of president and chief operating officer of Cleco Power, the Company's electric utility subsidiary, and Kathleen F. Nolen as senior vice president and chief financial officer of the Company and Cleco Power. Mr. Eppler's resignation and the appointments of Mr. Madison, Ms. Samil and Ms. Nolen to their new positions were all effective immediately following the annual meeting of the board of directors which occurred following the annual meeting of the Company's shareholders on May 5, 2005.

Mr. Madison, who is 56, had been the president and chief operating officer of Cleco Power since October 2003. He was the state president, Louisiana-Arkansas with American Electric Power from June 2000 to September 2003 and the president of Southwestern Electric Power Company from May 1998 to June 2000.

Ms. Samil, who is 49, had been executive vice president and chief financial officer of the Company and Cleco Power since April 2004 and was the senior vice president—finance and chief financial officer of the Company and Cleco Power from October 2001 to April 2004. She was the vice president of special projects, FPL Group, Inc. from June 2000 to October 2001 and vice president of finance, FPL Energy, from September 1999 to June 2000.

Ms. Nolen, who is 44, had been treasurer of the Company and Cleco Power since December 2000 and assistant corporate secretary of the Company and Cleco Power since July 2003. She was assistant treasurer of the Company and Cleco Power from May 1999 to December 2000.

Employment Agreements

In connection with their appointments to their new positions, Cleco amended its employment agreements with Mr. Madison and Ms. Samil and entered into a new employment agreement with Ms. Nolen, all of whom are referred to collectively as the "Executive Officers." Each agreement provides generally for the payment of a minimum annual salary, participation in all Cleco benefit plans and programs applicable to Cleco's executive officers, and reimbursement of employment-related expenses incurred during the term of employment. Under the agreements, the annualized base salary for the remainder of 2005 for Mr. Madison is $400,000, for Ms. Samil is $292,000 and for Ms. Nolen is $210,000.

Each agreement provides for an initial three-year term and, commencing on the second anniversary of the effective date, renews annually for one additional year, unless either Cleco or the Executive Officer gives notice prior to renewal that such officer's term of employment will not be extended. The agreements also generally require, among other things, the Executive Officer not to disclose confidential information related to Cleco and, for a period of one year after termination, not to hire Cleco officers, employees or agents, or solicit or divert any customer or supplier of Cleco.

Under the agreements, no severance is payable if Cleco terminates Mr. Madison, Ms. Samil or Ms. Nolen for cause or he or she terminates other than on account of a constructive termination (generally, a material reduction in base compensation, authority or duties). If the Executive Officer terminates on account of death or disability, he or she is entitled to a prorated bonus for the year of termination. If Cleco terminates the Executive Officer, without cause, or the Executive Officer terminates on account of a constructive termination, he or she is entitled to the following: (a) payment of at least 100% of his or her annual base compensation; (b) payment of an incentive bonus payable in the target amount for the year of termination; (c) full vesting of service requirements under Cleco Power's Supplemental Executive Retirement Plan, or SERP; (d) continued group medical coverage paid for by Cleco for up to 18 months after such termination; and (e) payment of certain relocation benefits.

Under the agreements, if a change in control occurs and Cleco terminates the Executive Officer's employment without cause or the Executive Officer terminates his or her employment for good reason, either within 60 days before or 36 months after such change in control, the Executive Officer will receive change in control benefits in lieu of any severance obligation otherwise payable under the agreement. As used in the agreements, the term "change in control" generally includes the following events:

- Any person or group becomes the direct or indirect beneficial owner of 20% or more of Cleco's outstanding voting securities;

- The majority of Cleco's board of directors changes during a 24-month period;

- As a result of a merger or consolidation, less than 80% of the surviving corporation's outstanding voting securities are owned by former Cleco shareholders (excluding the affiliates of any party to the transaction);

- Cleco sells, leases or otherwise disposes of all or substantially all of its assets;

- Cleco's shareholders approve a plan of dissolution or liquidation;

- Cleco sells, leases or otherwise disposes of all or substantially all of its interest in Cleco Power; or

- Certain other significant events that Cleco would be required to report in a proxy statement.

The change in control benefits provided under the agreements for the Executive Officers consist of: (a) an amount equal to three times his or her annual base compensation plus target incentive; (b) accelerated vesting, lapse of restrictions and all performance objectives being deemed satisfied as to any outstanding grants or awards of target and opportunity shares made to the Executive Officer under Cleco's long-term incentive plans; (c) full vesting of service requirements under the SERP and a minimum benefit; (d) an amount equal to Cleco's maximum matching contribution obligation under the Cleco Savings and Investment Plan for a three-year period; (e) continued group medical coverage paid for by Cleco for up to three years or until similar coverage is obtained; and (f) certain relocation benefits. In the event of a change in control, payments (for item (a) above) under the agreements for Mr. Madison, Ms. Samil and Ms. Nolen, using the base annual compensation and target incentive for 2005, would be approximately $1,980,000, $1,314,000 and $913,500, respectively.

If the Executive Officer's employment with Cleco and its affiliates is involuntarily terminated on account of a business transaction, other than for cause, the Executive Officer is entitled to the following: (a) payment of at least 100% of his or her annual base compensation; (b) an incentive bonus payable in the target amount for the year of termination; (c) accelerated vesting, lapse of restrictions and all performance objectives being deemed satisfied as to any outstanding grants or awards of target and opportunity shares made to the executive under Cleco's long-term incentive plans; (d) full vesting of service requirements under the SERP and a minimum benefit; (e) continued group medical coverage; and (f) relocation benefits. A business transaction is defined as the sale, lease or other disposition of all or a substantial portion of the assets of (or interests in) Cleco or an affiliate, to an entity other than another affiliate, as determined by the compensation committee of the board of directors, other than a transaction that constitutes a change in control.

Under the agreements, payments to Mr. Madison, Ms. Samil and Ms. Nolen in connection with a change in control or business transaction will be increased, to the extent necessary, to offset the effects of any golden parachute excise taxes payable with respect to such payments.

Item 1.01   Entry into a Material Definitive Agreement.

In connection with Mr. Eppler's retirement and the appointment of Mr. Madison and Ms. Samil to their new positions, certain aspects of the 2005 base salary, lump sum bonus and annual incentive compensation program ("AIP") target and the number of threshold, target and maximum shares for the 2005-2007 performance cycle under the Company's long term incentive compensation plan ("LTIP") for these named executive officers (as such term is defined in Item 402(a)(3) of Regulation S-K) changed effective as of May 5, 2005 and are set forth below:

Name and Principal Position	2005 Base Salary	2005 AIP Target	2005-2007 LTIP Cycle (1)		
			Number of Threshold Shares	Number of Target Shares	Number of Maximum Shares
Michael H. Madison - President and Chief Executive Officer	$359,808 (2)	65%	2,477	8,255	16,510
David M. Eppler - Former President and Chief Executive Officer	$228,846 (3)	65%	4,784	15,946	31,892
Dilek Samil - President and Chief Operating Officer (Cleco Power LLC)	$280,385 (4)	50%	2,019	6,729	13,458

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[1] Additional grants of 4,450 and 825 shares of time-based restricted stock were made to Mr. Madison and Ms. Samil, respectively, in connection with their appointments to their new positions.

[2] Estimated total base salary for 2005. Mr. Madison's annualized base salary prior to January 29, 2005 was $285,000; from January 29 through May 4, 2005 was $300,000; and from and after May 5, 2005 is $400,000.

[3] Base Salary paid until Mr. Eppler's retirement effective July 1, 2005. Mr. Eppler's annualized base salary for 2005 was $425,000.

[4] Estimated total base salary for 2005. Ms. Samil's annualized base salary prior to January 29, 2005 was $245,000; from January 29 through May 4, 2005 was $269,000; and from and after May 5, 2005 is $292,000.

As disclosed in the Company's 2005 proxy statement, upon his retirement Mr. Eppler will also receive a $50,000 lump sump payment for his significant contributions to Cleco. Mr. Eppler will also receive a pro rata payout of target and opportunity shares of LTIP performance cycles ending December 31, 2005, 2006 and 2007, which will result in the award of 3,773 additional shares over those currently awarded to him under these performance cycles. Mr. Eppler's gross SERP benefit will be approximately $26,000 per month and will be reduced by any pension benefits payable. The LTIP payout and the SERP monthly benefit are calculated as of July 1, 2005.

Item 9.01   **Financial Statements and Exhibits.**

    (c)   Exhibits.

    The following exhibits are furnished or filed herewith as indicated below:

10.1   Amended 2005 compensation information for Michael H. Madison, David M. Eppler and Dilek Samil (filed)

99.1   Press Release issued May 5, 2005 announcing certain management changes (furnished)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CLECO CORPORATION

Date: May 6, 2005   By: /s/ R. Russell Davis
                                                R. Russell Davis
                                                Vice President and Chief Accounting
                                                Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description
10.1	Amended 2005 compensation information for Michael H. Madison, David M. Eppler and Dilek Samil (filed)
99.1	Press Release issued May 5, 2005 announcing certain management changes (furnished)